SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

February 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P106	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,839 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,839 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,839 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by NLV III (as defined in Item 2(a) below). NLVA III (as defined in Item 2(a) below) is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors (as defined in Item 2(a) below), may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,839 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,839 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,839 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,839 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,839 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,839 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

All of such shares are Common Stock and held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 678,566 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 678,566 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,566 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma II (as defined in Item 2(a) below). NLBA II (as defined in Item 2(a) below) is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II (as defined in Item 2(a) below) is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors (as defined in 2(a) below) may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 678,566 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 678,566 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,566 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 678,566 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 678,566 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,566 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,921,405 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,921,405 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,921,405 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

2,242,839 of such shares are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 678,566 of such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,921,405 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,921,405 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,921,405 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

2,242,839 of such shares are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors, may be deemed to have shared voting, investment and dispositive power with respect to these securities. 678,566 of such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam T. Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,921,405 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,921,405 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,921,405 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

2,242,839 of such shares are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 678,566 of such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac A. Manke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 678,566 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 678,566 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,566 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

CUSIP No. 41358P106	13G	Page 12 of 16 Pages

Schedule 13G

Item 1(a). Name of Issuer:

Harpoon Therapeutics, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

4000 Shoreline Court, Suite 250

South San Francisco, CA 94080

Item 2(a). Name of Persons Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLVA III”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf BPO Management II, L.L.C. (“NLB Management II” and together with NLV III, NLVA III, NLV Management III, Biopharma II and NLBA II, the “Reporting Entities”), Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), Vijay K. Lathi (“Lathi”), Liam T. Ratcliffe (“Ratcliffe”) and Isaac A. Manke (“Manke” and, together with Hunt, Lathi and Ratcliffe, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons”. Hunt, Lathi and Ratcliffe are the Managing Directors of NLV Management III (collectively, the “NLV Managing Directors”) and Hunt, Lathi, Manke and Ratcliffe are the Managing Directors of NLB Management (collectively, the “NLB Managing Directors”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person (other than Lathi) is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036.

The address of the principal business office of Lathi is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

Item 2(c). Citizenship:

Each of NLV III, NLVA III, Biopharma II and NLBA II is a limited partnership organized under the laws of the State of Delaware.

Each of NLV Management III and NLB Management II is a limited liability company organized under the laws of the State of Delaware.

Each Reporting Individual is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number:

41358P106

CUSIP No. 41358P106	13G	Page 13 of 16 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets.

NLV III is the record owner of 2,242,839 shares of Common Stock (the “NLV III Shares”). As the sole general partner of NLV III, NLVA III may be deemed to own beneficially the NLV III Shares. As the sole general partner of NLVA III and ultimate general partner of NLV III, NLV Management III may be deemed to own beneficially the NLV III Shares. As the managing directors of NLV Management III, each of the NLV Managing Directors also may be deemed to own beneficially the NLV III Shares.

Biopharma II is the record owner of 678,566 shares of Common Stock (the “Biopharma II Shares”). As the sole general partner of Biopharma II, NLBA II may be deemed to own beneficially the Biopharma II Shares. As the sole general partner of NLBA II and ultimate general partner of Biopharma II, NLB Management II may be deemed to own beneficially the Biopharma II Shares. As the managing directors of NLB Management II, each of the NLB Managing Directors also may be deemed to own beneficially the Biopharma II Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 23,909,025 shares of Common Stock outstanding following the Issuer’s initial public offering, as reported by the Issuer in its Prospectus, filed with the Securities and Exchange Commission on February 8, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NLV III, NLVA III, Biopharma II and NLBA II, and the limited liability company agreement of NLV Management III and NLB Management II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 41358P106	13G	Page 14 of 16 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 41358P106	13G	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019

NEW LEAF VENTURES III, L.P.

By:	NEW LEAF VENTURE ASSOCIATES III, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	NEW LEAF BPO ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi
*
Ronald M. Hunt
*
Liam T. Ratcliffe
*
Isaac A. Manke

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.